

Alex Lee · 2nd

 **Bluelight**

Co-Founder, CEO at Bluelight (YC W21)

San Francisco, California, United States · 500+ connections ·

Contact info

Featured   See all 〈



An Interview with Ryan Keating-Financial Advice for Startups

Alex Lee on LinkedIn

I recently spoke with finance leaders from a couple dozen startups. Their expertise...

👍 19 · 1 comment



Best Practices from the CFO Suite

Alex Lee on LinkedIn

Forward In the current economic crisis, business leaders from early-stage startup...

👍💡🌐 116 · 9 comments

Budget v

Alex Lee o

Last mon
FP&A fun

👍💡 40

Activity

3,559 followers

 🔥 **Whoo! Congrats Jacob!**
Alex commented

 **Thanks Kelley! We're grateful for your support, excited for this...**
Alex commented

 ▪ **Whoo!!** 🔥
Alex commented

 **Thanks Kevin! We're grateful for your support, excited for this...**
Alex commented

See all activity



